Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes Linked to the “Best of” Global Currency Basket

due October 2009

(the “Notes”)

US$10 principal amount per unit

Private Offering Notice

Summary Terms

The Notes:

•        The Notes are designed for investors who believe that the value of at least one basket of three baskets of certain world currencies will appreciate relative to the United States dollar from the pricing date to a date shortly before the maturity date. The currencies will be separated into three separate baskets based on the geographic locations of the issuing countries. The “Americas Currency Basket” will be comprised of the Brazilian real, the Mexican peso and the Argetine peso. The “European Currency Basket” will be comprised of the Norwegian krone, the Hungarian fornit and the Russian ruble. The “Asian Currency Basket” will be comprised of the South Korean won, the Singapore dollar and the Malaysian ringgit. Each of the currencies will be initially equally weighted in its respective basket, and the level of each basket will be equal on the pricing date. As described in the attached offering document, the level of a basket will increase if the value of such basket’s constituent currencies appreciate relative to the United States dollar. The level of a basket will decrease if the value of such basket’s constituent currencies depreciate relative to the United States dollar.

•        The Notes will have 100% principal protection on the maturity date.

•        Because Merrill Lynch Co., Inc. will make no payments on the Notes prior to the maturity date, investors must be willing to forego periodic payments of interest.

•        The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Economic Area) or other amounts as permitted by local jurisdictions, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•        The Notes will not be redeemable prior to the maturity date.

•        The Notes will not be listed on any securities exchange.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No.             .

•        The settlement date for the Notes is expected to be October     , 2007.

Payment on the maturity date:

•        The amount an investor receives on the maturity date per unit will be based upon the direction of and percentage change in the level of the highest performing currency basket from the starting value of such currency basket on the pricing date to the ending value of such currency basket on a date shortly prior to the maturity date. If the value of the highest performing currency basket:

•           has increased, an investor will receive the $10 principal amount per unit, plus a supplemental redemption amount per unit of $10 multiplied by a percentage between 100% to 120% of the percentage increase; or

•           has decreased or is unchanged, an investor will receive the $10 principal amount per unit.

•        The actual participation rate will be determined on the pricing date and set forth in the final offering document made available in connection with the sales of the Notes.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-6 and pages PS-4 to PS-7 of the Product Supplement CURR-2 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

The date of this Notice is September 6, 2007

This Notice supplements the Preliminary Term Sheet, dated September 6, 2007,

the Product Supplement CURR-2, dated September 6, 2007, and the MTN Prospectus

Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the MITTS Securities Prospectus if you so request by calling toll-free 1-866-500-5408.